UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No.)

                          FRANKLIN CAPITAL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    35252P105
                                 (CUSIP Number)

                                 with a copy to:
                                Steven J. Bodnar
                          Bodnar Capital Management LLC
                    680 Old Academy Road, Fairfield, CT 06824
                                 (203) 255-3444
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 35252P105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                          BODNAR CAPITAL MANAGEMENT LLC
                                   56-2345469

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No.)

                          FRANKLIN CAPITAL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    35252P105
                                 (CUSIP Number)
                                 with a copy to:
                                Steven J. Bodnar
                          Bodnar Capital Management LLC
                    680 Old Academy Road, Fairfield, CT 06824
                                 (203) 255-3444
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 35252P105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                STEVEN J. BODNAR

2. Check the Appropriate Box if a Member of a Group (See Instructions):

      (a) [ ] Not Applicable

      (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions): 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

            Not Applicable

6. Citizenship or Place of Organization: Connecticut

   Number of       7.      Sole Voting Power:             281,250
   Shares
   Beneficially    8.      Shared Voting Power:           0
   Owned by
   Each Reporting  9.      Sole Dispositive Power:        281,250
   Person With     10.     Shared Dispositive Power:      0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 281,250

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13. Percent of Class Represented by Amount in Row (11): 26.9%

14. Type of Reporting Person (See Instructions): IA

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the common stock, $1.00 par value (the "Common Stock"), issued by Franklin Capital Corporation (the "Issuer"), a Delaware corporation, including shares of Common Stock issuable upon exercise of five-year warrants (the "Warrants") to purchase additional shares of Common Stock. The principal executive offices of the Issuer are located at 450 Park Avenue, 29th Floor, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this report are Steven J. Bodnar, who is a managing member of Bodnar Capital Management, LLC ("BCM"), and BCM, the entity which purchased 187,500 shares of Common Stock of the Issuer, including 93,750 shares of Common Stock issuable upon exercise of the Warrants.

The principal office and business address of Steven J. Bodnar and BCM is 680 Old Academy Road, Fairfield, Connecticut 06824.

The principal business of Steven J. Bodnar and BCM is to invest in equity and equity-related securities and other securities of any kind or nature.

Neither Steven J. Bodnar nor BCM have never been convicted in any criminal proceeding, nor has BCM been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. BCM is a Connecticut limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

BCM utilized its own available net assets to purchase the securities referred to in this Schedule.

ITEM 4. PURPOSE OF TRANSACTION.

The securities referred to in this Schedule have been acquired by BCM for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. BCM acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

BCM owns 187,500 shares of Common Stock and warrants exercisable to purchase 93,750 shares of Common Stock, or 26.9% of the shares outstanding of the Issuer. Mr. Bodnar has the power to vote and direct the disposition of all shares of Common Stock owned by BCM.

No other transactions occurred within the last sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between Mr. Bodnar and BCM and any other individual or entity, with the exception of the Securities Purchase Agreement and Warrants pursuant to which BCM purchased the aforementioned securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2004


                                        Bodnar Capital Management, LLC


                                        /s/Steven J. Bodnar
                                        ----------------------------------------
                                        Steven J. Bodnar
                                        Managing Member


                                        /s/Steven J. Bodnar
                                        ----------------------------------------
                                        Steven J. Bodnar